

December 16, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Kyle Badger
Executive Vice President,
 General Counsel and Secretary
Richardson Electronics, Ltd.
40W267 Keslinger Road, P.O. Box 393
LaFox, Illinois 60147-0393

> **Re: Richardson Electronics, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 20, 2010**
> **File No. 0-12906**

Dear Mr. Badger:

        We have completed our limited review of your filing and have no further comments at this time. If you have any questions, please contact Tom Jones at 202-551-3602.

                        Sincerely,

                        Russell Mancuso
                        Branch Chief